As filed with the Securities and Exchange Commission on July 10, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Multi-Sector Opportunities Trust

(Name of Subject Company (Issuer))

BlackRock Multi-Sector Opportunities Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09190C104

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Multi-Sector Opportunities Trust

50 Hudson Yards

New York, New York 10001

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by BlackRock Multi-Sector Opportunities Trust, a Delaware statutory trust (the “Trust”), to repurchase 10% of its issued and outstanding common shares of beneficial interest as of July 3, 2023, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock Multi-Sector Opportunities Trust, a diversified closed-end management investment company, organized as a Delaware statutory trust (the “Trust”). The principal executive offices of the Trust are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Trust is (800) 882-0052.

(b) The title of the securities being sought is common shares of beneficial interest, par value $0.001 per share. As of July 3, 2023, there were 2,885,437 Shares issued and outstanding.

(c) There is no established trading market for the Shares.

Item 3.	Identity and Background of Filing Person

(a) The Trust is the filing person. BlackRock Advisors, LLC acts as the investment adviser for the Trust (the “Investment Advisor”). The Investment Advisor, located at 100 Bellevue Parkway, Wilmington, Delaware 19809, is a wholly-owned subsidiary of BlackRock, Inc. The members of the Trust’s Board of Trustees are Cynthia L. Egan, Frank J. Fabozzi, Lorenzo A. Flores, Stayce D. Harris, J. Phillip Holloman, R. Glenn Hubbard, W. Carl Kester, Catherine A. Lynch, Robert Fairbairn and John M. Perlowski (each, a “Trustee”). The principal executive officer and principal financial and accounting officer of the Trust are John M. Perlowski and Trent Walker, respectively. The Trustees and the executive officers of the Trust may be reached at the Trust’s business address and phone number set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information about the Trust” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Trust”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Trustees and Officers; Transactions and Arrangement Concerning the Shares”

•	“Certain Information about the Trust”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer;” “Plans or Proposals of the Trust,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information about the Trust” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Trust dated December 31, 2022 and the schedule of investments of the Trust dated December 31, 2022, both filed with the SEC on EDGAR on Form N-CSR on March 6, 2023, are incorporated by reference. The unaudited semi-annual financial statements of the Trust dated June 30, 2022 and the schedule of investments of the Trust dated June 30, 2022, both filed with the SEC on EDGAR on Form N-CSR on September 1, 2022, are incorporated by reference. The Trust will prepare and transmit to shareholders the audited annual financial statements of the Trust and the schedule of investments of the Trust within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act of 1940.

(b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated July 10, 2023, is filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal is filed herewith.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on July 5, 2023 is incorporated by reference to the Trust’s Schedule TO-C, as filed with the SEC on July 5, 2023.

(b)	None.

(d)(1)	Form of Automatic Dividend Reinvestment Plan is incorporated by reference to the Trust’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed with the SEC on November 13, 2017.

(d)(2)	Form of Investment Management Agreement between the Trust and BlackRock Advisors, LLC is incorporated by reference to the Trust’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed with the SEC on November 13, 2017.

(d)(3)	Form of Amended and Restated Sub-Investment Advisory Agreement between BlackRock Advisors, LLC and BlackRock International Limited is incorporated by reference to the Trust’s Schedule TO-I, as filed with the SEC on October 1, 2019.

(d)(4)	Form of Sub-Investment Advisory Agreement between BlackRock Advisors, LLC and BlackRock (Singapore) Limited is incorporated by reference to the Trust’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed with the SEC on November 13, 2017.

(d)(5)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Credit Strategies Fund (File No. 333-227456), as filed with the SEC on January 16, 2019.

(d)(6)	Form of Transfer Agency and Service Agreement, Side Agreement and Fee Letter between the Trust and Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to the Trust’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed with the SEC on November 13, 2017.

(d)(7)	Administration and Fund Accounting Services Agreement between the Trust and State Street Bank and Trust Company is incorporated by reference to the Schedule TO-I of BlackRock Debt Strategies Fund, Inc., as filed with the SEC on March 15, 2019.

(d)(8)	Master Custodian Agreement between the Trust and State Street Bank and Trust Company is incorporated by reference to the Schedule TO-I of BlackRock Debt Strategies Fund, Inc., as filed with the SEC on March 15, 2019.

(g)	None.

(h)	None.

Item 12(b).	Filing Fees

  Filing Fee Exhibit.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Multi-Sector Opportunities Trust

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: July 10, 2023

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated July 10, 2023.

(a)(1)(ii)	Form of Letter of Transmittal.

Filing Fee Exhibit.